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                                                                    EXHIBIT 23.3

November 14, 1999

Delta Airlines
Mark Kraieski
Director Electronic Commerce Services
Department 703
1001 International Blvd.
Atlanta, Georgia  30354

          Re: CacheFlow Inc. Initial Public Offering

Ladies and Gentlemen:

          In connection with the proposed initial public offering of the common stock of CacheFlow Inc. (the "Company"), the Company has filed a registration statement (the "Registration Statement") on Form S-1 with the Securities and Exchange Commission. The Company has included a description of your use of the Company's products and the improvements you realized as a result of the Company's products, which description (the "Description") is attached hereto as Exhibit A. You hereby acknowledge and consent to the use of the reference to "E-Commerce Customer Case Study" and the inclusion of the Description in the Registration Statement and you agree with the Description, including, but not limited to, the discussion of the improvements you realized from the Company's products.

          If you consent to the above described disclosure and inclusion, please return an executed copy of this letter to me via facsimile at (408) 220-2250 at your earliest convenience.

                                                 Sincerely,


                                                 CACHEFLOW INC.

                                                 /s/ Bill Warner

                                                 By:  Bill Warner
                                                      V.P. Business Development


AGREED AND APPROVED:


________________________

By:
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                                  Exhibit `A'

Description in CacheFlow S-1 Registration Statement

E-commerce

Many organizations have come to rely on their web sites as a means of attracting new customers and generating additional revenue. Increased business use of the Internet, coupled with the widespread adoption of e-commerce by consumers, has resulted in large amounts of traffic flowing to e-commerce sites. Many organizations' current network infrastructures are incapable of handling this increase in traffic, resulting in overburdened firewalls, which are network security systems, and e-commerce servers, which are used to process commercial transactions over the Internet, resulting in fewer transactions per day for the e-commerce site. Furthermore, slower response times and poor quality of service can lead consumers to become dissatisfied with the e-commerce experience and either stop making web purchases or go to a competitor's web site where performance is better, which can result in a loss of potential revenues.

Customer Case Study: Delta Airlines.

Delta Airlines, a leading worldwide airline company, was looking for a solution to scale the performance of its online travel service. Delta wanted to increase capacity for special promotions, offer surge protection against peak traffic loads, and accommodate an overall increase in usage of its e-commerce site without sacrificing performance, manageability or control. Delta contemplated deploying additional web servers and firewalls, but instead chose our Internet caching appliances. Because of the level of security afforded by our proprietary operating system, Delta was able to deploy our products outside its corporate firewall and in front of its web site. By servicing user requests for content outside the firewall, our products were able to reduce traffic on Delta's servers, firewall and network, helping to reduce operating costs. As a result, Delta was able to increase the capacity of its site and improve the response time for its customers, without the need for additional firewalls or web servers. According to Delta, approximately 92% of user requests for content from Delta's web site are now being served from our products.